UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-20784

CUSIP Number: 895919108

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Trident Microsystems, Inc.

(Full Name of Registrant)

N/A

Former Name if Applicable

1170 Kifer Road

Address of Principal Executive Office (Street and Number)

Sunnyvale, California 94086

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously disclosed, on January 4, 2012 Trident and its wholly-owned subsidiary, Trident Microsystems (Far East) Ltd, a Cayman Islands Corporation, (together with Trident “the Debtors”) filed voluntary petitions (the “Bankruptcy Filing”) for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

In the months leading up to and since the Bankruptcy Filing, the Company has been principally engaged in addressing bankruptcy-related matters, negotiating with suppliers, creditors and potential strategic partners, and reformulating its business strategy. The Company’s financial, accounting and administrative personnel have devoted substantially all of their time to the maintenance of the Company’s ongoing operations, including the development and implementation of the Company’s post-petition strategy and negotiations with potential purchasers of assets. The Company’s ability to address all of these matters concurrently has been adversely affected by a substantial reduction in force recently executed by the Company.

The Bankruptcy Filing came at a time during which year-end close procedures would normally be conducted. As a result of the increased burdens placed upon the Company’s financial, accounting and administrative staff, the diversion of the Company’s financial resources towards the efforts described above, and the subsequent changes in the Company’s operations and anticipated operations, the Company has been unable to timely complete the preparation of its Annual Report on Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David L. Teichmann	(408)	962-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 8, 2011, Trident announced unaudited results for the year and fourth quarter ended December 31, 2011. The Company announced that revenues for the fourth quarter of 2011 were $60.4 million, or a decrease of 49.1% compared to $118.6 for the fourth quarter of 2010. For the year ended December 31, 2011, total revenues were $298.3 million, or a 46.5% decrease, compared with revenues of $557.2 million for the year ended December 31, 2010. For the year ended December 31, 2011, net loss was $150.4 million, compared with a net loss of $128.9 million for the year ended December 31, 2010, representing a 16.7% increase in the net loss for the year.

The Company also announced that cash and cash equivalents totaled $54.2 million at December 31, 2011, compared with $93.2 million at December 31, 2010.

Trident Microsystems, Inc.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 16, 2012	Trident Microsystems, Inc.

		By:	/s/ David L. Teichmann
		Name:	David L. Teichmann
		Title:	Executive Vice President,
General Counsel & Corporate Secretary